Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Predecessor Company				Successor Company				Pro Forma (1)
	Fiscal Year Ended April 30,			Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31,		Fiscal Year Ended April 30, 2004	Six Months Ended October 31, 2004
	2000	2001	2002				2003	2004
	(dollars in thousands)
Earnings:
Pretax Income	$193	$(17,406)	$(24,205)	$(3,295)	$(10,790)	$416	$(2,821)	$8,909	$(3,110)	$8,082
Fixed charges	15,922	17,673	10,584	979	4,379	6,554	3,258	4,201	10,080	5,032

Earnings	16,115	267	(13,621)	(2,316)	(6,411)	6,970	437	13,110	6,970	13,114

Fixed Charges:
Interest expense on indebtedness	15,167	16,919	9,735	762	3,805	5,401	3,094	3,691	9,250	4,625
Amortization of debt issuance costs	737	732	732	183	33	39	19	147	696	348
Amortization of discount on indebtedness	—	—	—	—	459	980	78	304	0	0
Interest element of rental expense	18	22	117	34	82	134	67	59	134	59

Fixed Charges	15,922	17,673	10,584	979	4,379	6,554	3,258	4,201	10,080	5,032

Ratio of earnings to fixed charges (2)	1.0x	—	—	—	—	1.1x	—	3.1x	—	2.6x

(1)	The pro forma ratio of earnings to fixed charges gives effect to the old notes, the new notes and our amended and restated credit facility, as if we had issued the old notes and new notes, had amended and restated the credit facility and had used the net proceeds from the old notes and the credit facility to repay outstanding debt obligations, for capital expenditures and for general corporate purposes on May 1, 2003. On a pro forma basis, earnings would have been insufficient to cover fixed charges in the fiscal year ended April 30, 2004 by approximately $3.1 million.

(2)	Earnings were insufficient to cover fixed charges in the fiscal year ended April 30, 2001 by approximately $17.4 million; in the fiscal year ended April 30, 2002 by approximately $24.2 million; in the three and one-half month period ended August 13, 2002 by approximately $3.3 million; in the eight and one-half month period ended April 30, 2003 by approximately $10.8 million; and in the six month period ended October 31, 2003 by approximately $2.8 million.